(FORM OF LETTER TO SHAREHOLDERS)
                                                                    EXHIBIT 99.1

                           SPINOFF AND RIGHTS OFFERING

                         STOCKHOLDERS OF USIP.COM, INC.

Dear Stockholder:

This notice is being sent by USIP.Com, Inc. ("USIP") to all holders of record ("Recordholders") of shares of its common stock, par value $.0001 per share (the "USIP Shares"), at the close of business on _______________________, 2006 (the "Record Date"), in connection with the spin-off of the shares of the $.0001 par value common stock of NB Telecom, Inc. ("Common Stock") and in connection with a distribution in a rights offering (the "Rights Offering") of transferable subscription rights (the "Rights") to subscribe for and purchase shares of the Common Stock of NB Telecom, Inc. (the "Shares"). The Rights are described in NB Telecom, Inc.'s Prospectus dated _______________________, 2006 (the
"Prospectus").

The Shares are being distributed as a spinoff of all the outstanding common stock of NB Telecom, Inc., a wholly owned subsidiary of USIP, in accordance with the terms as described in the attached Prospectus. You are not required to make any payment in connection with this spinoff.

In the Rights Offering, NB Telecom, Inc. is offering an aggregate of 6,000,000 Shares, as described in the Prospectus.

As described in the accompanying Prospectus in the spin-off, you will receive one share of NB Telecom, Inc. Common stock for each share of USIP common stock currently owned. In addition, you will receive a right to receive .128666 shares of the common stock of NB Telecom for each share of USIP common stock you own of record as of the close of business on the Record Date.

The Rights will expire, if not exercised, at 5:00 p.m., New York City time on December 31, 2007, unless extended in the sole discretion of NB Telecom Inc.'s management (as it may be extended, the "Expiration Date").

Each whole Right will allow you to subscribe for one Share at the cash price of $.10 per Share (the "Subscription Price").

The Rights will be evidenced by Rights certificates (the "Subscription Rights Certificates"), which will be transferable until the close of business on the last trading day preceding the Expiration Date, at which time they will cease to have value.

Enclosed are copies of the following documents:

1. Prospectus;

2. Shares of common stock of NB Telecom, Inc.

3. Subscription Rights Certificate;

4.  Instructions  as  to  Use  of  NB  Telecom,   Inc.'s   Subscription   Rights
Certificates; and

5. A return envelope addressed to the Company.

Your prompt action is requested. To exercise Rights, you must complete properly and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each Share subscribed to NB Telecom, Inc., as indicated in the Prospectus in the Sections entitled "The Rights Offering--Method of Exercising Rights" and "The Rights Offering--Payment Method". The Company must receive the Subscription Rights Certificate with payment in full of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED SUBSCRIPTION RIGHTS CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR RIGHTS. A Rights holder cannot revoke the exercise of its Rights.

Additional copies of the enclosed materials may be obtained from USIP by writing to USIP.Com, Inc., P. O. Box 2711, Liverpool, New York 13089. The telephone number is (315) 451-7515.

Very truly yours,

USIP.Com, Inc.

By:_______________________________
         Craig Burton, President